T. ROWE PRICE CALIFORNIA TAX-FREE INCOME TRUST

                       SPECIAL MEETINGS OF SHAREHOLDERS

In accordance with Rule 30e-1(b) under the Investment Company Act of 1940, T. Rowe Price California Tax-Free Income Trust (the "Trust") is required to furnish certain information regarding any matters submitted to a vote of the shareholders of any of the Trust’s sub-trusts. Shareholders of record of the California Tax-Free Bond and California Tax-Free Money Funds (the “Funds”), as of the close of business on May 30, 2017, were notified that a Special Meeting of Shareholders (the "Meeting") would be held at T. Rowe Price, 100 East Pratt Street, Baltimore, Maryland, on Wednesday, July 26, 2017, at 8:00 a.m. Shareholders of the Funds voted separately on a proposal to approve the redomiciliation and reorganization of the Trust and its Funds into a newly-established Maryland corporation and series thereunder. The number of shares outstanding on the record date and the shares present at the meeting by proxy of the Funds were as follows:

Fund	Shares Outstanding on Record Date	Shares Present By Proxy	% of Shares Entitled to Vote
California Tax-Free Bond	53,797,617.033	29,109,885.440	54.110
California Tax-Free Money	48,379,214.687	28,779,899.990	59.488

The voting results of the Meeting are outlined as follows:

Fund	Number of Shares Voting
California Tax-Free Bond	For	26,986,961.801
	% of Shares Voted	92.707
	Against	639,662.582
	% of Shares Voted	2.197
	Abstain	1,483,261.057
	% of Shares Voted	5.095
California Tax-Free Money	For	27,675,370.384
	% of Shares Voted	96.162
	Against	217,892.969
	% of Shares Voted	0.757
	Abstain	886,636.637
	% of Shares Voted	3.081